Filed Pursuant to Rule 424(b)(3)
Registration No. 333-274547

PROSPECTUS SUPPLEMENT NO. 7

(to Prospectus dated December 14, 2023)

Serve Robotics Inc.

18,960,989 Shares of Common Stock

This prospectus supplement supplements the prospectus dated December 14, 2023 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-274547). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the SEC on June 3, 2024 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the offer and sale from time to time by the selling stockholders named in the Prospectus (the “Selling Stockholders”) of up to 18,960,989 shares of our Common Stock, $0.0001 par value per share (“Common Stock”), which includes: (i) 4,121,632 shares of our common stock issued in a private placement offering in multiple closings on July 31, 2023, August 30, 2023 and October 26, 2023 (the “Private Placement”) (including 937,961 shares of our common stock issued upon conversion of the senior subordinated secured convertible notes offered and sold by Serve Operating Co., a privately held Delaware corporation (formerly known as Serve Robotics Inc.) (“Serve”), to accredited investors (the “Bridge Notes”)); (ii) 468,971 shares of our common stock issuable upon exercise of the warrants issued to investors in connection with the issuance of the Bridge Notes; (iii) an aggregate of 478,571 shares of our common stock issuable upon exercise of the warrants issued to (a) certain registered broker-dealers in connection with the sale of the Bridge Notes and (b) each of the U.S. registered broker-dealers in connection with the Private Placement; (iv) 142,730 shares of our common stock issuable upon exercise of the warrants of Serve that were assumed by the Company in connection with the Merger; and (v) 12,249,085 shares of our common stock privately issued to the selling stockholders on July 31, 2023 in exchange for the capital stock of Serve in connection with the closing of the merger between us and Serve (the “Merger”), which excludes the restricted stock held by the Company’s current or former employees who have waived their registration rights; and (vi) 1,500,000 shares of our common stock held by the stockholders of Patricia Acquisition Corp., our predecessor, prior to the Merger.

Our Common Stock is quoted on The Nasdaq Capital Market under the symbol “SERV”. On May 31, 2024, the closing price of our Common Stock on The Nasdaq Capital Market was $2.88 per share.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

See the section entitled “Risk Factors” beginning on page 9 of the Prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is June 3, 2024.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 28, 2024

SERVE ROBOTICS INC.

(Exact Name of Registrant as Specified in Charter)

Delaware	000-56237	85-3844872
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

730 Broadway Redwood City, CA	94063
(Address of Principal Executive Offices)	(Zip Code)

(818) 860-1352

(Registrant’s telephone number, including area code)

N/A

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	SERV	The Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Resignation of Ali Pourdad

On May 28, 2024, Ali Pourdad, a member of the Board of Directors (the “Board”) of Serve Robotics Inc. (the “Company”) informed the Company that he will not stand for re-election to the Board as a Class I Director at the 2024 Annual Meeting of Stockholders (the “2024 Annual Meeting”). Mr. Pourdad’s decision not to stand for re-election did not result from any disagreement with the Company on any matter relating to the Company’s operations, policies, or practices. Mr. Pourdad will continue in his role as director and member of the Audit Committee and Nominating and Governance Committee of the Board until the expiration of his current term at the 2024 Annual Meeting.

Nomination of David Goldberg

To fill the vacancy that will result from Mr. Pourdad’s decision not to stand for re-election, the Board intends to nominate David Goldberg for election to the Board at the 2024 Annual Meeting. Mr. Goldberg will be included as a nominee for election by the stockholders in the Company’s proxy statement for the 2024 Annual Meeting. If elected, Mr. Goldberg will serve as a member and chair of the audit committee of the Board and as a member of the nominating and governance committee of the Board. Mr. Goldberg will be compensated for his service as a director, if elected, in accordance with the Company’s Director Compensation Policy, as described in the Company’s Registration Statement on Form S-1, filed with the Securities and Exchange Commission on March 11, 2024. In connection with his nomination, Mr. Goldberg will enter into a standard indemnification agreement with the Company in the form previously approved by the Board.

Mr. Goldberg most recently served as a consultant to our company from September 2023 to March of 2024. Prior to that, he was the Chief Financial Officer of REE Automotive, Ltd. (Nasdaq: REE), an electric vehicle developer and manufacturer, from February 2022 to March 2023. Before joining REE Automotive, Mr. Goldberg had various roles at Magna International, including SVP – Corporate Development from January 2021 to January 2022 and VP – Finance and Corporate Development from May 2018 to December 2020. Mr. Goldberg has a degree in Business Administration from the Ivey Business School at Western University. We believe that Mr. Goldberg is qualified to serve on our board of directors due to his experience and expertise in the automotive and mobility industries.

On September 18, 2023, Serve Operating Co., a wholly-owned subsidiary of the Company, entered into a consulting agreement (the “Consulting Agreement”) with Mr. Goldberg. Pursuant to the Consulting Agreement, Mr. Goldberg was paid a one-time fee of $50,000 as well as an additional payment of $125,000 that was contingent upon the Company closing new financing during the term of the Consulting Agreement, for a total cash payment of $175,000. Additionally, in connection with the Consulting Agreement, the Company granted Mr. Goldberg a restricted stock unit award of 50,000 shares of the Company’s common stock, all of which vested on May 18, 2024. The Consulting Agreement terminated March 18, 2024.

Other than as disclosed above, there are no family relationships between any director or executive officer of the Company and Mr. Goldberg and no transactions reportable under Item 404(a) of Regulation S-K in which he has a direct or indirect material interest. Further, there are no arrangements or understandings between Mr. Goldberg and any other person pursuant to which he was nominated for election as a director.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Serve Robotics Inc.

Dated: June 3, 2024	/s/ Ali Kashani
Ali Kashani
Chief Executive Officer and Director

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